SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 18, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated September 18, 2007, the Company reported that it has celebrated an Agreement for Instrumentation of Modifications to the Shared Services Agreement (Acuerdo de Instrumentación de Modificaciones al Contrato de Servicios Compartidos) with Alto Palermo S.A. (APSA) and Irsa Inversiones y Representaciones S.A. (Irsa) (the Company, Apsa and Irsa together the Parties).

This agreement aimed to modify certain clauses of the Shared Services Agreement (Contrato de Servicios Compartidos) signed by the Parties on June 30, 2004.

The principal amendments consisted in including the areas of Internal Audit Management and Corporate Services Management among the Exchange of Corporate Services areas, and excluding the Secretaries Directors sector. Also, the Costs Distribution Bases for the Finance and Operations sectors were modified.

Additionally, the following were designated as Individual Responsibles: Gabriel Adolfo Gregorio for the Company; Cedric Bridger for Irsa; and Abraham Perelman for Apsa, all of whom are both directors and members of the Supervisory Committee of the Parties.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 19, 2007